UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(MARK ONE)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended:  December 31, 2011
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to __________

COMMISSION FILE NUMBER:  0-4408

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Resource America, Inc. Investment Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Resource America, Inc.
One Crescent Drive, Suite 203
Navy Yard Corporate Center
Philadelphia, PA  19112

RESOURCE AMERICA, INC.
INVESTMENT SAVINGS PLAN

I N D E X

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
Resource America, Inc. Investment Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Resource America, Inc. Investment Savings Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011.  These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Resource America, Inc. Investment Savings Plan as of December 31, 2011 and 2010 and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Delinquent Participant Contributions for the year ended December 31, 2011 and Schedule of Assets (Held at End of Year) as of December 31, 2011 are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These Supplemental Schedules are the responsibility of the Plan's management.  The Supplemental Schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP

Philadelphia, Pennsylvania
June 28, 2012

RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2011	2010
ASSETS
Investments, at fair value	$14,695,516	$22,680,839
Non-interest bearing cash	−	115
Receivables:
Notes receivable from participants	213,574	331,513
Participant contributions	13,539	7,153
Employer contributions	3,389	38,811
Dividends and interest	293	895
	230,795	378,372
Total assets	14,926,311	23,059,326

LIABILITIES
Corrective distribution payable	(232,623)	(384,840)
Accrued liabilities	(18,693)	(3,153)
Total liabilities	(251,316)	(387,993)

Net assets available for benefits, at fair value	14,674,995	22,671,333
Adjustment from fair value to contract value for interests in collective trusts relating to fully benefit-responsive investment contracts	(16,973)	−
NET ASSETS AVAILABLE FOR BENEFITS	$14,658,022	$22,671,333

The accompanying notes are an integral part of these statements.

RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2011

Contributions:
Participants	$1,879,838
Employer	730,660
Rollovers	62,881
Total contributions	2,673,379

Interest income on notes receivable from participants	14,021

Investment loss:
Interest and dividend income	401,163
Net depreciation in fair value of investments	(1,946,549)
Net investment loss	(1,545,386)

Deductions:
Benefits paid to participants	(3,330,371)
Plan expenses	(105,683)
NET DECREASE	(2,294,040)

Transfer to LEAF separate plan (see Note A)	(5,719,271)

Net assets available for benefits:
Beginning of year	22,671,333
End of year	$14,658,022

The accompanying notes are an integral part of this statement.

RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 and 2010

NOTE A - DESCRIPTION OF THE PLAN

The following brief description of the Resource America, Inc. Investment Savings Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan sponsored by Resource America, Inc. (the “Company”), covering substantially all employees of the Company and its subsidiaries.  Employees become eligible to participate in the employee deferred portion of the Plan beginning on the first day of the month following their date of hire.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

In January 2011, one of the Company’s subsidiaries, LEAF Commercial Capital, Inc. (“LEAF”)  was deconsolidated from the Company; however, LEAF employees continued their participation in the plan until December 15, 2011. The Plan was amended and restated to become a multiple employer plan effective January 1, 2011 to allow LEAF employees to remain in the Plan (Note F). Participant balances of LEAF employees totaling $5.7 million were transferred into a separate plan sponsored by LEAF in December 2011, at which time LEAF employees ceased participation in the Plan. Therefore, the Plan was subsequently amended to restore its single employer status effective December 15, 2011 (Note F).

Contributions

Participants may elect to defer up to 100% of their pre-tax annual compensation, as defined in the Plan document and subject to annual limitations under the Internal Revenue Code (“IRC”).  Participants may elect to have all or any portion of their salary deferral contributions treated as Roth 401(k) contributions.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  Participants may also make rollover contributions from other qualified plans.

Each participant who has completed 1,000 hours of service is eligible for a matching contribution from the Company equal to 50% of the participant’s elective deferrals, up to a maximum elective deferral of 10% of eligible compensation as determined on a pay period basis.  Participants are eligible for the Company match upon completion of twelve months of service.  In addition to matching contributions, the Company may make discretionary contributions as determined by the Company’s board of directors. Discretionary contributions are allocated based on a participant’s compensation as defined in the Plan document.  Contributions are subject to certain IRC limitations.  The Company’s matching contributions totaled $730,660 for the year ended December 31, 2011.  The Company did not make any discretionary contributions for the year ended December 31, 2011.

Participants may elect to change their deferral percentage on a pay period basis.  Participants direct the investment of their deferral contributions and Company matching contributions into various investment options offered by the Plan.  At December 31, 2011, the Plan’s investment options included 11 mutual funds, two collective trusts, and Resource America, Inc. (NASDAQ: REXI) common stock.  The Plan also allows participants to invest in Self-Directed Brokerage accounts, which may be invested only in securities traded on active exchanges.

As of December 31, 2010, the Plan held shares in the common stock of Atlas Energy, Inc. (“Atlas”), an affiliated company.  In November 2010, Atlas announced a merger with Chevron Corporation (“Chevron”).  Atlas shareholders of record as of the close of business on February 17, 2011 received consideration with an aggregate value of approximately $46.53 per Atlas share, comprised of $38.25 in cash and approximately 0.5203 common units of Atlas Pipeline Holdings, L.P. (“APL”)(NYSE:AHD) for each Atlas share owned.  The Plan’s Investment Committee determined that the Plan could not hold APL units because they did not constitute qualified investments securities within the meaning of ERISA and the regulations and guidance promulgated thereunder.  Therefore, all shares of Atlas common stock held in the Plan were sold prior to the merger with Chevron on February 14, 2011 and the proceeds from the sale were invested in the Goal Manager Moderate Portfolio, a pre-selected mix of investment funds available within the Plan based on investment risk tolerance.  Participants can reallocate their resulting investments in the Goal Manager Moderate Portfolio at any time.

Participant Accounts

Each participant's account is credited with the participant’s contributions, rollover contributions, the Company’s matching contributions, an allocation of the Company’s discretionary contribution (if any), actual investment earnings, actual investment losses.  The benefit to which a participant is entitled is the vested portion of the participant’s account.

RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS – (Continued)
DECEMBER 31, 2011 and 2010

NOTE A - DESCRIPTION OF PLAN − (Continued)

Vesting

Participants are immediately vested in employee contributions, as adjusted for actual earnings or losses thereon.  Vesting in the Company’s employer matching and discretionary contribution portions of their account balance is based on years of continuing service.  A participant vests at the rate of 20% per year such that a participant is 100% vested after five years of credited service.  Employer contributions are fully vested upon death or disability of the participant.

Forfeitures

Forfeited amounts, if any, and earnings thereon, are available to reduce future employer contributions and to pay Plan expenses.  As of December 31, 2011 and 2010, the Plan had accumulated forfeitures of $70,111 and $93,903, respectively.  During the year ended December 31, 2011, forfeitures were used to pay $82,791 of plan expenses and were applied to reduce $188,853 of employer contributions.

Payment of Benefits

Upon termination of service, retirement, death or disability, the vested portion of a participant’s account may be distributed to the participant or beneficiary by transfer to another qualified plan or IRA account, through a lump-sum distribution or in installment payments.  There are additional provisions for participants who work beyond normal retirement age or who terminate employment prior to reaching normal retirement age.  If a participant's account balance is less than $5,000 but greater than $1,000 upon termination, a distribution of the participant's account may be made automatically into an IRA.  If a participant's vested account balance is less than $1,000 upon termination, a distribution of the participant's account may be made automatically in a single lump-sum cash distribution.

In-service withdrawals of all or a portion of a participant's vested account balance may be made by participants who have attained the age of 59 1/2.  Hardship withdrawals from a participant’s deferral contribution accounts are permitted when certain criteria are met.  However, subsequent to a hardship withdrawal, the participant’s pre-tax and/or Roth after-tax contributions will be suspended for a period of six months.  In-service withdrawals of all or a portion of a participant’s rollover account balance may be withdrawn at any time.

Notes Receivable from Participants

The Plan allows participants to borrow funds from their account up to a maximum amounts equal to the lesser of $50,000 or 50% of their vested account balance.  Participants may elect a repayment term of up to 60 months, with longer terms available when the loan is used for the purchase of a primary residence.  The loans are secured by the balance in the participant’s account and bear interest at rates ranging from 4.25% to 8.75% which are based on the prime rate plus 1% as of the most recently completed quarter at the time the loan is made.  Principal and interest are generally paid ratably through bi-weekly payroll deductions

RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS – (Continued)
DECEMBER 31, 2011 and 2010

NOTE A - DESCRIPTION OF PLAN − (Continued)

Plan Administration

The Plan incurred administrative expenses of $105,683 for the year ended December 31, 2011, of which $82,791 was funded from the Plan’s forfeiture account.  Certain administrative expenses were paid by directly the Company.  The Company has the option, but not the obligation, to pay any of the Plan’s administrative expenses.  In addition, certain administrative functions are performed by officers or employees of the Company for which the officer or employee receives no compensation from the Plan nor is the Plan charged by the Company for these services.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value on the Statements of Net Assets Available for Plan Benefits with an adjustment from fair value to contract value related to the Plan’s interest in the Federated Capital Preservation Fund (the Fund), a collective trust which invests in fully benefit-responsive investment contracts.  Fully benefit-responsive investment contracts held by defined contribution plans are required to be reported at fair value.  However, contract value is the relevant measure attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if there were to initiate permitted transactions under the terms of the Plan.  The Statements of Net Assets Available for Benefits present the fair value of the Fund as well as the adjustment of the Fund from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note C for a further discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions.  These estimates and assumptions affect the reported amounts of Plan assets, liabilities and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS – (Continued)
DECEMBER 31, 2011 and 2010

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES– (Continued)

Adoption of New Accounting Standards

Fair value measurements.  In May 2011, the Financial Accounting Standards Board (“FASB”) issued an amendment to revise the wording used to describe the requirements for measuring fair value and for disclosing information about fair value measurements. For many of the requirements, the FASB does not intend for the amendments to result in a change in the application of the current requirements. Some of the amendments clarify the FASB’s intent about the application of existing fair value measurement requirements, such as specifying that the concepts of highest and best use and valuation premise in a fair value measurement are relevant only when measuring the fair value of nonfinancial assets. Other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements such as specifying that, in the absence of a Level 1 input, a reporting entity should apply premiums or discounts when market participants would do so when pricing the asset or liability. This guidance will become effective for the Plan beginning January 1, 2012.  The Plan is currently evaluating the impact this amendment will have, if any, on its financial statements.

In January 2010, the FASB issued an amendment to clarify certain existing fair value disclosures and require a number of additional disclosures.  The requirement to present changes in Level 3 measurements on a gross basis is effective for reporting periods beginning after December 15, 2010.  Since the amendment only affects fair value measurement disclosures, adoption of the amendment did not have an effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

NOTE C – FAIR VALUE MEASUREMENTS

The Plan follows FASB guidance for fair value measurements which established a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted market prices in active markets for identical assets and liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy are described below:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access at the measurement date.

Level 2 − Observable inputs other than quoted prices included within Level 1, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; or inputs that are derived principally from or corroborated by observable market data by correlation or other means.  If the asset or liability has a specified contractual term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 − Unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in the pricing of the asset or liability and that are, consequently, not based on market activity, but upon particular valuation techniques.

An asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS – (Continued)
DECEMBER 31, 2011 and 2010

NOTE C – FAIR VALUE MEASUREMENTS– (Continued)

The following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2011 and 2010.

Common stock

Common stock which is actively traded is valued at quoted market prices on nationally recognized securities exchanges are classified as Level 1 investments.

Mutual funds

Mutual funds which are actively traded are valued at quoted market prices on nationally recognized securities exchanges and represent the net asset value of shares held by the Plan at year-end are classified as Level 1 investments.

Collective trusts

Collective trust funds are comprised of a non-fully benefit-responsive investment fund and a fully benefit-responsive investment fund.

Investments in the non-fully benefit-responsive investment fund, Bank of America, N.A. Equity Index Trust, are valued at the net asset value of the units held by the Plan which is based on quoted market prices of the underlying securities of the fund and are classified as Level 2 investments.

Effective February 18, 2011, the Plan invests in a fully-benefit responsive investment fund, Federated Capital Preservation Fund (“the Fund”) is a stable value fund which seeks to provide investors stable principal and high current income.  The Fund invests in guaranteed investment contracts (“GIC’s”), separate account guaranteed investment contracts (“SGIC’s”), synthetic guaranteed investment contracts (“SIC’s”), money market mutual funds and other stable value products that can be carried at contract value.  GIC’s represent deposits which are guaranteed at a stated interest rate for the term of the contract.  The fair value of GIC’s is determined based on the present value of the contract’s expected cash flows, discounted by current market interest rates for like-duration and like-quality investments.  SGIC’s are portfolios of securities (fixed-income securities or shares of open-end mutual funds) held in a separate account owned and managed by or on behalf of the insurance company issuing the GIC for the exclusive benefit of investors in the separate account.  SIC’s are portfolios of securities owned by the Fund.  Each of the SGIC’s and SIC’s has a wrap contract that provides a minimum guaranteed rate of return for the term of the contracts.  The fair value of the SGIC’s and SIC’s is determined based on the fair value of the securities underlying each GIC.   The underlying securities can be comprised of, primarily, over-the-counter market securities and open-end mutual funds.  Over-the-counter securities such as fixed-income instruments, with remaining maturities greater than 90 days are fair valued using price evaluations provided by a pricing service.  In addition, the fair value of the wrap contract is calculated using the contract value of the GIC as of the balance sheet date, giving consideration to any contractually agreed-upon replacement fees charged by the wrap contract provider.  Short-term securities held by the Fund are stated at amortized cost (which approximates fair value) if maturity is 90 days or less at the time of purchase, or at market value if maturity is greater than 90 days at the time of purchase.  The fair value of the Fund was then adjusted to contract value (cost plus accrued interest) in the statement of net assets available for benefits.  Investments in the Fund at December 31, 2011 are classified as Level 2 investments.

The interest rate of the Fund (also known as the crediting rate) is initially based on the yield of the underlying securities and changes based on the experience of the cash flow and market value of the underlying fixed-income securities.  The key factors that influence future interest crediting rates for the Fund’s SGIC’s and SIC’s include: the level of market interest rates, the amount and timing of participant contributions, transfers and withdrawals into and out of the GIC, the investment returns generated by the fixed-income securities underlying the GIC’s, and the duration of the fixed-income securities underlying the GIC.  All SGIC’s and SIC’s in the Fund provide for a minimum interest crediting rate of zero percent, which is intended to protect Participant’s principal and accrued interest.  The Fund’s weighted average gross crediting interest rate was 3.17% as of December 31, 2011.  The average yields of the Fund for the year ended December 31, 2011 were as follows:

Ratio of year end market value yield to investments (at fair value):	2.09%
Ratio of year end crediting rate investments (at fair value):	2.33%

RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS – (Continued)
DECEMBER 31, 2011 and 2010

NOTE C – FAIR VALUE MEASUREMENTS – (Continued)

Collective trusts- continued

The Fund provides for daily redemptions by the Plan at reported net asset value per share, with no advance notification requirement for the purpose of funding a bona fide benefit payment, making a Participant loan, honoring an employee-directed transfer of the employee’s interest in the plan to another investment election, or paying trust fees. Withdrawals from the Fund for any other purpose generally require 12 months advance written notice.  Certain events limit the ability of the Fund to transact at contract value.  These events may include, but are not limited to the following: mergers, mass layoffs, plan terminations, implementation of early retirement incentive programs or other events within the control of the Fund or the Plan Sponsor resulting in a material and adverse financial impact on the Fund’s obligations under the GIC. No events have occurred that would prevent participants from transacting at contract value.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth the Plan’s investments by level, within the fair value hierarchy, measured on a recurring basis at fair value as of December 31, 2011 and 2010:

	Level 1	Level 2		Level 3		Total
December 31, 2011
Investments:
Common stocks	$1,756,409	$	−	$	−	$1,756,409
Mutual funds:
Value funds	3,333,237		−		−	3,333,237
Growth funds	2,635,900		−		−	2,635,900
Blended funds	1,632,239		−		−	1,632,239
Fixed income funds	2,570,792		−		−	2,570,792
Money market funds	797,204		−		−	797,204
Total mutual funds	10,969,372		−		−	10,969,372
Collective trusts (1)	−		1,969,735		−	1,969,735
Total investments, at fair value	$12,725,781		$1,969,735	$	−	$14,695,516

December 31, 2010
Investments:
Common stocks	$8,245,725	$	−	$	−	$8,245,725
Mutual funds:
Value funds	3,941,264		−		−	3,941,264
Growth funds	3,601,028		−		−	3,601,028
Blended funds	2,240,909		−		−	2,240,909
Fixed income funds	1,923,768		−		−	1,923,768
Total mutual funds	11,706,969		−		−	11,706,969

Collective trusts	−		2,728,145		−	2,728,145
Total investments, at fair value	$19,952,694		$2,728,145	$	−	$22,680,839

(1)
Collective trusts include investments in a fund that offers investors stable principal and high current income as well as a domestic equity fund that seeks to replicate the total return and composition of the S&P 500 at December 31, 2011.

There were no transfers between fair value levels during the year ended December 31, 2011.

RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS – (Continued)
DECEMBER 31, 2011 and 2010

NOTE C – FAIR VALUE MEASUREMENTS – (Continued)

The following table sets forth a summary of changes in fair value of the Plan’s Level 3 investments in the Bank of America, N.A. Retirement Preservation Trust (“RPT”) fund:

	Year Ended December 31, 2010
Balance, beginning of year		$926,939
Purchases, sales, issuances, and settlements, net (1)		(926,939)
Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts, net		−
Balance, end of year	$	−

(1)
On October 2010, the trustees of the RPT approved a resolution to terminate the fund and commence liquidation of the assets which changed it from a stable value fund to a short-term bond fund during the plan year ended December 31, 2010. The Plan’s investment in the RPT was liquidated on February 18, 2011.

NOTE D - INVESTMENTS

The following table identifies the fair value of the Plan’s investments that represent 5% or more of the Plan’s net asset at December 31, 2011 and 2010:

	December 31,
	2011	2010
Mainstay Large Cap Growth Fund, Class A	$1,398,920	$1,865,954
PIMCO Total Return Fund, Class A	1,135,262	1,157,330
Bank of America, N.A. Equity Index Trust	1,171,897	1,395,105
Eaton Vance Large Capital Value Fund, Class A	1,036,675	1,333,272
American Century Government Bond Fund, Class A	1,034,397	*
Allianz NFJ Small Capital Value Fund, Class A	1,018,235	*
Hartford Capital Appreciation Fund, Class R4	965,727	1,791,383
American Century Heritage Fund, Advisor Class	880,074	1,243,047
American Capital World Growth and Income Fund, Class R3	817,429	1,180,265
Self-directed brokerage accounts	1,198,337	*
Federated Capital Preservation Fund	797,837	*
Bank of America, N.A. Retirement Preservation Trust	*	1,333,040
Atlas Energy, Inc. common stock.	*	5,240,545
Resource America, Inc. common stock	1,756,409	3,005,180

* Fund does not represent 5% or more of the Plan’s net assets as of December 31, 2011 or 2010, as applicable.

During the year ended December 31, 2011, the Plan’s investments including gains and losses on investments bought and sold, as well as held during the year, (depreciated) appreciated in value as follows:

Mutual Funds	$(1,052,124)
Common Stocks:
Resource America, Inc.	(992,901)
Atlas Energy, Inc.	90,039
Collective Trusts	8,437
Net depreciation	$(1,946,549)

RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS – (Continued)
DECEMBER 31, 2011 and 2010

NOTE E – PARTY-IN-INTEREST TRANSACTIONS

Certain Plan assets are invested in shares of common stock of the Company, the Plan sponsor.  The Plan held 376,911 and 438,073 shares of the Company’s common stock at December 31, 2011 and 2010, respectively.  Certain Plan assets were invested in shares of common stock of Atlas, an affiliate and former subsidiary of the Company.  The Plan held 119,185 shares of Atlas common stock at December 31, 2010.

The Plan invests in a collective trust fund which is managed by an affiliate of the Plan's trustee. The Plan also permits loans to participants.

Certain administrative functions are performed by officers or employees of the Company for which the officers or employees receives no compensation from the Plan nor is the Plan charged by the Company for these services as discussed in Note A.

These transactions qualify as part-in-interest transactions which are exempt from the prohibited transaction rules.

NOTE F – TAX STATUS

The Internal Revenue Service (“IRS”) has issued an opinion letter dated March 31, 2008 stating that the prototype Plan document used by the Plan was designed in accordance with applicable sections of the IRC.

During the Plan year ended December 31, 2010, the Company determined that certain operational failures with regard to employer contributions, under vesting of benefits, loans improperly granted and loan repayments not timely commenced that, if not properly corrected, could be treated by the IRS as “Qualification Failures”, as defined by the IRS, which in turn could affect the tax qualification status of the Plan and its related trust.  The Company corrected these issues in accordance with the IRS Employee Plans Compliance Resolution System Voluntary Compliance Program (“VCP”) (in accordance with IRS Rev. Proc. 2008-50) and filed a VCP with the IRS on January 28, 2011.  The Company received a compliance statement from the IRS approving the correction methods and the Company took all steps necessary to complete the corrections.

On November 30, 2011, the Plan was retroactively amended and restated effective January 1, 2011 to become a multiple employer plan in order to include the employees of LEAF (Note A).  The Company made a VCP submission on December 29, 2011 to request IRS approval of the retroactive amendment.  The Company has received the IRS compliance statement dated March 14, 2012 approving the Company’s VCP submission.  No further corrective action was required by the Company since LEAF employees were already included within Plan participation.

On December 15, 2011, Plan assets of LEAF employees were transferred into a separate plan established by LEAF and as of that date LEAF employees commenced participation in the separate LEAF plan (Note A). Effective with this transaction, the Plan no longer required multiple employer status and was amended and restated effective December 15, 2011 to restore its single employer status.

Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification.  The Company will take any action necessary to maintain the Plan’s tax qualified status.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS − (Continued)
DECEMBER 31, 2011 and 2010

NOTE G - PLAN TERMINATION

Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of a Plan termination, participants would become 100% vested in Company contributions.

NOTE H – RISKS AND UNCERTAINTIES

The Plan provides for participants to invest in various investment securities which are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE I – PROHIBITED TRANSACTIONS

During the year ended December 31, 2011 and 2010, the Company failed to timely deposit participant contributions and loan repayments (aggregating approximately $1,553 and $164,586, respectively) within the timeframe required by Department of Labor (“DOL”) regulations.  As such, these late deposits are considered prohibited transactions.   All of the late deposits and lost interest have been contributed to the Plan during the Plan years ended December 31, 2011 and 2010 and as such, are fully corrected.

NOTE J – CORRECTIVE DISTRIBUTIONS PAYABLE

The Plan has recorded corrective distributions payable of $232,623 and $384,840 as of December 31, 2011 and 2010, respectively, to correct failed average deferral percentage and average contribution percentage testing for the 2011 and 2010 plan years.  As of December 31, 2011, refunds to highly compensated employees included employee contributions of $248,491 and employer match of $7,163 and reduced for related investment losses of $23,031.  In addition, highly compensated employees forfeited $58,373 of employer match contributions net of investment losses.  As of December 31, 2010, refunds to highly compensated employees included employee contributions of $310,397, employer match of $3,560 and related earnings of $70,883.  In addition, highly compensated employees forfeited $159,553 of employer match contributions and related earnings.

NOTE K – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2011 and 2010 to the Form 5500:

	December 31,
	2011	2010
Net assets available for benefits per the financial statements	$14,658,022	$22,671,333
Adjustment from contract value to fair value for interests in collective trust relating to fully benefit-responsive investment contracts	16,973	−
Net assets available for benefits per the Form 5500	$14,674,995	$22,671,333

The following is a reconciliation of the Plan’s net decrease in net assets available for benefits per the financial statements for the year ended December 31, 2011 to the Form 5500:

Net decrease in net assets available for benefits per the financial statements	$(2,294,040)
Change in adjustment from contract value to fair value for interests in collective trust relating to fully benefit-responsive investment contracts from December 31, 2010 to December 31, 2011	16,973
Net decrease in net assets available for benefits per the Form 5500	$(2,277,067)

RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS − (Continued)
DECEMBER 31, 2011 and 2010

NOTE L – PLAN AMENDMENT

The Plan was amended and restated on November 16, 2011 to become a Safe Harbor Plan effective as of January 1, 2012.  For the Plan year beginning January 1, 2012, the Company match was changed to equal (1) 100% of elective deferrals up to the first 3% of participant compensation, plus (2) 50% of elective deferrals on the next 2% of elective deferrals.  In addition, elective deferrals and matching contributions made after January 1, 2012 will be 100% vested.

The Plan was amended and restated effective in January 2011 to adopt multiple employer status and was subsequently amended and restated effective in December 2011 to return to single employer status (Note F).

The Plan was amended and restated effective January 1, 2011 to clarify the Company match provision.

NOTE M – SUBSEQUENT EVENTS

The Plan has evaluated subsequent events occurring through the date that these financial statements were issued and determined that no subsequent events have occurred which would require an adjustment or additional disclosure to the financial statements.

SUPPLEMENTAL INFORMATION

RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN

SCHEDULE H, LINE 4a −
SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
For the year ended December 31, 2011

Employer Identification Number:  72-0654145
Plan Number:  001

Participant Contributions Transferred Late To Plan	Total that Constitute Non-exempt Prohibited Transactions					Total Fully Corrected Under VFCP and PTE 2002-51
Check here if Late Participant Loan Repayments are included: ☑	Contributions Not Corrected		Contributions Corrected Outside VFCP	Contributions Pending Correction In VFCP
$1,553	$	−	$1,553	$	−	$	−

Participant contributions, loan repayments and lost interest have been funded to the Plan and, therefore, are fully corrected.

RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN

SCHEDULE H, LINE 4i −
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2011

Employer Identification Number:  72-0654145
Plan Number:  001

		(c)
(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	(e) Current Value
*	Resource America, Inc. (Nasdaq: REXI)	Common Stock	x	$1,756,409
	Mainstay Large Capital Growth Fund, Class A	Mutual Fund	x	1,398,920
	Hartford Capital Appreciation Fund, Class R4	Mutual Fund	x	965,727
	Eaton Vance Large Capital Value Fund, Class A	Mutual Fund	x	1,036,675
	Allianz NFJ Small Capital Value Fund, Class A	Mutual Fund	x	1,018,235
	American Century Heritage Fund Advisor Class	Mutual Fund	x	880,074
	American Century Government Bond Fund, Class A	Mutual Fund	x	1,034,397
	American Capital World Growth & Income Fund, Class R3	Mutual Fund	x	817,429
	PIMCO Total Return Fund, Class A	Mutual Fund	x	1,135,262
	Invesco Van Kampen Small Capital Growth Fund, Class A	Mutual Fund	x	356,906
	Thornburg International Value Fund, Class R4	Mutual Fund	x	666,512
	Columbia Mid Capital Value Fund, Class A	Mutual Fund	x	460,898
	Self-directed brokerage accounts	Mutual Funds	x	1,198,337
	Federated Capital Preservation Fund	Collective Trust	x	797,837
*	Bank of America, N.A. Equity Index Trust	Collective Trust	x	1,171,898
	Total investments			$14,695,516

*	Notes receivable from participants	4.25% - 8.75%	x	$213,574

*       Represents a party-in-interest
x       Cost is not required for participant-directed investments

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN

June 28, 2012	By: /s/ Dean R. McQuirns
Dean R. McQuirns
Plan Administrator